UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road

Chaoyang District, Beijing 100020

People's Republic of China

Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Independent Directors

Mr. Dagang Guo, a director of Akso Health Group (the “Company”) of the board of the Company (the “Board”), notified the Company of his resignation as a director , effective on September 30, 2022.

Effective on October 12, 2022, the board of directors of the Company appointed Mr. Zhe Liu as a director of the Board to fill the vacancies created by Mr. Guo’s resignation. The biographical information of Mr. Liu is set forth below.

Mr. Liu founded Shijiazhuang Zizhe Import and Export Trading Co., Ltd in 2012 and served as CEO since January 2012. From June 2011 to January 2012, he served as deputy manager at Shijiazhuang Branch of Beijing Aohongxuan Wine Co., Ltd. From August 2009 to June 2011, he served as sales director at Henan Region of Shijiazhuang Shengdian Pharmaceutical Co., Ltd. Mr. Liu earned his bachelor’s degree in marking and business English from University of Portsmouth in 2007.

Mr. Liu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Liu also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Director Offer Letter, dated October 12, 2022, by and between Zhe Liu and Akso Health Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
Name: Yilin (Linda) Wang
Title: Chief Executive Officer

Date: October 14, 2022